Shore Bancshares, Inc.

Via EDGAR

October 12, 2007

Ms. Rebekah Blakely Moore
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Shore Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-22345

Dear Ms. Moore,

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 18, 2007 in respect of the Annual Report of Shore Bancshares, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and the Quarterly Report of the Company on Form 10-Q for the period ended March 31, 2007 (the “March 10-Q”). We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. We understand that the Staff is not at this time requiring any amendments to the 2006 Form 10-K or the March 10-Q.

Responses to the Staff’s comments are set forth below.

SEC Comment #1: (Selected Financial Data, page 17.) Please revise to disclose the balance of long-term debt as required by Item 301(2) of Regulation S-K.

Response: In future filings, the Selected Financial Data table will be revised to disclose the balance of long-term debt. Using the 2006 Form 10-K as an example, our proposed revised Selected Financial Data table is as follows:

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

Item 6. Selected Financial Data.

The following table sets forth certain selected financial data for the five years ended December 31, 2006 and is qualified in its entirety by the detailed statistical and other information contained in this report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in Item 7 of Part II of this report and the financial statements and notes thereto appearing in Item 8 of Part II of this report.

	Years Ended December 31,
(Dollars in thousands, except per shares data)	2006	2005	2004	2003	2002

RESULTS OF OPERATIONS:
Interest income	$57,971	$47,384	$38,291	$34,339	$36,306
Interest expense	19,075	11,899	9,010	9,743	12,438
Net interest income	38,896	35,485	29,281	24,596	23,868
Provision for credit losses	1,493	810	931	335	356
Net interest income after provision for credit losses	37,403	34,675	28,350	24,261	23,512
Noninterest income	12,839	11,498	10,224	9,845	5,968
Noninterest expenses	28,534	25,431	22,535	19,344	15,960
Income before taxes	21,708	20,742	16,039	14,762	13,520
Income taxes	8,154	7,854	5,841	5,266	4,730
NET INCOME	$13,554	$12,888	$10,198	$9,496	$8,790

PER SHARE DATA: (1)
Net income - basic	$1.62	$1.55	$1.24	$1.18	$1.09
Net income - diluted	1.61	1.55	1.23	1.16	1.08
Dividends paid	.59	.54	.48	.44	.40
Book value (at year end)	13.28	12.17	11.24	10.31	9.68
Tangible book value (at year end) (2)	11.67	10.51	9.53	9.37	8.72

FINANCIAL CONDITION (at year end):
Assets	$945,649	$851,638	$790,598	$705,379	$654,066
Deposits	774,182	704,958	658,672	592,409	545,192
Long term debt	25,000	4,000	5,000	5,000	5,000
Total loans, net of unearned income
and allowance for credit losses	693,419	622,227	590,766	470,895	435,422
Stockholders’ equity	111,327	101,448	92,976	83,527	78,028

PERFORMANCE RATIOS (for the year):
Return on average assets	1.52%	1.51%	1.32%	1.40%	1.42%
Return on average stockholders’ equity	12.66%	13.20%	11.17%	11.70%	11.79%
Net interest margin	4.70%	4.69%	4.10%	3.91%	4.12%
Efficiency ratio(3)	55.15%	54.13%	57.04%	56.17%	53.49%
Dividend payout ratio	36.42%	34.33%	38.71%	37.29%	36.59%
Average stockholders’ equity to average total assets	11.98%	11.86%	11.79%	11.96%	12.00%

(1)	Per share data is adjusted to give retroactive effect to a 3 for 2 stock split in the form of a stock dividend declared on May 4, 2006.
(2)	Total stockholders’ equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year-end.
(3)	Noninterest expenses as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

Staff Comment #2: (Note 5, Loans and Allowance for Credit Losses, Page 46.) Please revise to disclose the interest income that would have been recognized had your nonaccrual loans been performing according to their original terms. Refer to Instruction 2 to Item III.C.1 of Industry Guide 3.

Response: In future filings, Note 5 will be revised to include a disclosure of the amount of interest income that would have been recognized if the loans had been performing in accordance with their original terms in accordance with Instruction 2 to Item III.C.1 of Industry Guide 3. Using the 2006 Form 10-K as an example, our proposed revised disclosure is to add a sentence after the third table contained in Note 5 as follows:

Gross interest income that would have been recorded in 2006 if non-accrual loans and leases had been current and, in accordance with their original terms, was $139,999, while interest actually recorded on such loans was $0.

Staff Comment #3: (Note 6. Premise and Equipment, page 46.) Please revise Note 1 to disclose your method of accounting used to record the sale-leaseback transaction. Additionally, please disclose the terms and conditions of the sale, to include the sales price and loan terms, if applicable. Refer to paragraphs 7-8 and 17 of SFAS 98.

Response: In future filings requiring such disclosure, Note 1 will be revised to disclose the method of accounting used to record the referenced sale-leaseback transaction. Using the 2006 Form 10-K as an example, our proposed revision to Note 6 is to replace the existing disclosure regarding the sale-leaseback transaction with the following:

Sale leaseback transaction

On June 14, 2005, the Company entered into a sale-leaseback agreement with First Oxford Corporation. Pursuant to the agreement, the Company conveyed title to the land, including buildings, structures and other improvements of its banking facility in Felton, Delaware on September 23, 2005 for $950,000. The Company has leased back the facility for a period of 20 years. The gain on the transaction was $175,993. In accordance with the provisions of sale-leaseback accounting, the transaction was considered a normal leaseback and the realized gain was deferred and will be amortized to other income on a straight-line basis over the initial lease term.

Rental expense under the agreement was $75,725 and $30,253 for 2006 and 2005, respectively.

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

Staff Comment #4: (Note 13, Stock Option Plans, page 49.) Please revise to disclose the total intrinsic value of options exercised during 2004 and total fair value of shares vested during each of the three years ended December 31, 2006, 2005, 2004. Refer to paragraph A240(c)(2) of SFAS 123(R).

Response: In future filings, Note 13 will be revised to include the total fair value of shares vested for each of the three years covered by the report in accordance with paragraph A240(c)(2) of SFAS 123(R). We note that future filings will not require the disclosure of total intrinsic value of options exercised during 2004, but we will include intrinsic value information for all relevant periods in future reports. Using the 2006 Form 10-K as an example, our proposed revision to Note 13 is to:

(i) replace the original intrinsic value discussion with: "The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $813,882, $352,826 and $676,560, respectively."; and

(ii) add: "The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was approximately $29,500, $39,000, and $53,000, respectively."

Staff Comment #5: (Note 23 Quarterly Financial Results, page 57.) The quarterly data presented for basic earnings per common share and diluted earnings per common share varies from the quarterly amounts previously reported in Forms 10-Q for each quarterly period in 2005, and for the quarter ended March 31, 2006. Please revise to provide the disclosures required by Item 302(a)(2) of Regulation S-K for differences not attributable to your stock split.

Response: In future filings, Note 23 will be revised to reconcile differences in basic and diluted earnings per share disclosed in previous Quarterly Reports to account for our stock dividend in the form of a stock split. We note that, for the periods reported in the 2006 Form 10-K, there are no differences between basic earnings per common share and diluted earnings per common share that are not attributable to the stock split. Using the 2006 Form 10-K as an example, our proposed revised Note 23 is as follows:

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

NOTE 23. QUARTERLY FINANCIAL RESULTS (unaudited)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2006 is reported as follows:

	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter
2006
Interest income	$13,065	$13,943	$15,368	$15,595
Net interest income	9,414	9,909	9,902	9,671
Provision for credit losses	311	240	416	526
Income before income taxes	5,718	5,941	5,167	4,882
Net Income	$3,551	$3,751	$3,199	$3,053

Basic earnings per common share	$0.43	$0.45	$0.38	$0.36
Diluted earnings per common share	$0.43	$0.45	$0.38	$0.36

2005
Interest income	$10,807	$11,490	$12,236	$12,851
Net interest income	8,277	8,730	9,065	9,413
Provision for credit losses	180	180	220	230
Income before income taxes	4,966	5,509	5,010	5,258
Net Income	$3,106	$3,501	$3,142	$3,139

Basic earnings per common share	$0.37	$0.42	$0.38	$0.38
Diluted earnings per common share	$0.37	$0.42	$0.37	$0.38

Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

Basic and diluted earnings per share have been adjusted to give retroactive effect to a 3 for 2 stock split in the form of a stock dividend that was payable to shareholders of record as of May 12, 2006.

Staff Comment #6: (Note 24, Line of Business Results, page 58.) Please revise to disclose total assets and revenues from external customers. Additionally, please revise this disclosure to include all reported periods. Refer to Item 101(b) of Regulation S-K.

Response: In future filings, Note 24 will be revised to add the requested disclosures. Using the 2006 Form 10-K as an example, our proposed revised Note 24 is as follows:

NOTE 24. LINE OF BUSINESS RESULTS

The Company operates two primary businesses: Community Banking and Insurance Products and Services. The Community Banking business provides services to consumers and small businesses on the Eastern Shore of Maryland through its fifteen-branch network. Community banking activities include small business services, retail brokerage; trust services and consumer banking products and services. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans, credit cards and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, credit cards, accounts receivable financing arrangements, and merchant card services.

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

A full range of insurance products and services are available to businesses and consumers in the Company’s market. Products include property and casualty, life, marine, individual health and long term care insurance. Pension and profit sharing plans and retirement plans for executives and employees are available to suit the needs of individual businesses.

Selected financial information by line of business is included in the following table:

	Community	Insurance products	Parent
(In thousands)	banking	and services	Company	Total
2006
Interest income	$57,971	$-	$-	$57,971
Interest expense	19,075	-	-	19,075
Provision for credit losses	1,493	-	-	1,493
Noninterest income	5,994	6,812	33	12,839
Noninterest expense	18,591	5,561	4,382	28,534
Net intersegment income	(3,673)	(291)	3,964	-
Income before taxes	21,133	960	(385)	21,708
Income tax expense(benefit)	7,939	360	(145)	8,154
Net income	$13,194	$600	$(240)	$13,554

Total assets	$932,616	$9,777	$3,256	$945,649

2005
Interest income	$47,384	-	$-	$47,384
Interest expense	11,899	-	-	11,899
Provision for credit losses	810	-	-	810
Noninterest income	4,999	6,450	49	11,498
Noninterest expense	16,982	5,492	2,957	25,431
Net intersegment income	(2,396)	(164)	2,560	-
Income before taxes	20,296	794	(348)	20,742
Income tax expense	7,678	314	(138)	7,854
Net income	$12,618	$480	$(210)	$12,888

Total assets	$838,118	$10,497	$3,023	$851,638

2004
Interest income	$38,291	$-	$-	$38,291
Interest expense	9,011	-	-	9,011
Provision for credit losses	931	-	-	931
Noninterest income	3,576	6,556	92	10,224
Noninterest expense	14,863	5,383	2,288	22,534
Net interesegment income	(2,007)	(178)	2,185	-
Income before taxes	15,055	995	(11)	16,039
Income tax expense	5,452	393	(4)	5,841
Net income	$9,603	$602	$(7)	$10,198

Total assets	$777,471	$9,996	$3,130	$790,597

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238

Shore Bancshares, Inc.

Staff Comment #7: (Note 7, New Accounting Pronouncements, page 9.) Please disclose your policy on classification of interest and penalties, in accordance with paragraphs 19 and 20 of FIN 48, in the footnotes to the financial statements in your next form 10-Q filing.

Response: In our next Quarterly Report on Form 10-Q, we will revise Note 7 to disclose our policy on classification of interest and penalties as requested. Using the March 10-Q as an example, our proposed revised Note 7 is as follows:

On January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a significant impact on the Company’s financial statements.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of income.

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter adequately responds to the Staff’s comments. If you need anything further, however, please do not hesitate to contact me at (410) 763-8148.

Sincerely yours,

/s/ Susan E. Leaverton

Susan E. Leaverton
Principal Accounting Officer

18 E. Dover Street • Easton, Maryland 21601-3013
Phone: 410-822-1400 • Fax: 410-820-4238